EXHIBIT 99.10

Attention Business/Financial Editors:

Call-Net Enterprises Inc. — Q3 2004 results — October 27, 2004

        TORONTO, Oct. 27 /CNW/ — Notification of Q3 2004 results:

     CALL-NET ENTERPRISES INC. (TSX: FON.) (TSX: FON.B.) (OTCBB: CNEZF)

     October 27, 2004, 1:00 PM ET

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